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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934	OMB APPROVAL OMB Number: 3235-0145 Expires: November 30, 2002 Estimated average burden hours per response. . . 11
ZIX CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
98974P100
(CUSIP Number)
December 2, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 1 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            98974P100

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only)
Vertical Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person with		5.	Sole Voting Power
796,100

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
796,100

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
796,100

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9)
3.91%

12.	Type of Reporting Person*
PN

CUSIP No.              98974P100

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only)
Vertical Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person with		5.	Sole Voting Power
203,900

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
203,900

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
203,900

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9)
1.00%

12.	Type of Reporting Person*
PN

CUSIP No.              98974P100

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only)
Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person with		5.	Sole Voting Power
245,000

		6.	Shared Voting Power
1,000,000

		7.	Sole Dispositive Power
245,000

		8.	Shared Dispositive Power
1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,245,000

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9)
6.11%

12.	Type of Reporting Person*
IN

Item 1(a).	Name of Issuer:
ZIX Corporation ("ZIXI")
Item 1(b).	Address of Issuer's Principal Executive Offices:
2711 North Haskell Avenue Suite 2300 LB36 Dallas, Texas 75240
Item 2(a).	Name of Person Filing:
Vertical Fund I, L.P. ("VF-I") Vertical Fund II, L.P. ("VF-II") (together with VF-I, the "Partnerships") Stephen D. Baksa ("Baksa")
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Each of the Partnerships and Baksa has a principal business address at 25 DeForest Avenue, Summit, New Jersey 07901.
Item 2(c).	Citizenship:
Each of the Partnerships is a Delaware limited partnership. Baksa is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
98974P100
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ] Bank as defined in Section 3(a) (6) of the Exchange Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
None of the above. The statement is filed pursuant to Rule 13d-1(c).
Item 4.	Ownership.
(a) Amount Beneficially Owned: 1,245,000 shares of Common Stock
(b) Percent of Class: 6.11%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,245,000
(ii) shared power to vote or to direct vote: 0
(iii) sole power to dispose or to direct the disposition of: 1,245,000
(iv) shared power to dispose or to direct the disposition of: 0

        The foregoing amounts of shares and percentage represent the combined holdings of the Partnerships and Baksa. Of such amounts, 796,100 shares (3.91% of the total outstanding) are directly and beneficially owned by VF-I; 203,900 shares (1.00% of the total outstanding) are directly and beneficially owned by VF-II; 245,000 shares (1.20% of the total outstanding) are directly and beneficially owned by Baksa. All of the foregoing percentages are calculated based upon total outstanding shares of Common Stock of approximately 20,381,000 shares as of December 4, 2002, as reported in ZIXI's press release issued on December 4, 2002. The Partnerships and Baksa are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P. ("Group"), a Delaware limited partnership, and Baksa is a general partner of Group. The Partnerships and Baksa may therefore be deemed to constitute a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Baksa may be deemed to be the beneficial owner of the ZIXI shares owned by each Partnership. Baksa disclaims beneficial ownership of the ZIXI shares owned by the Partnerships except to the extent of his indirect pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
December 6, 2002

VERTICAL FUND I, L.P.
By: THE VERTICAL GROUP, L.P. General Partner
By:	/s/ JOHN E. RUNNELLS John E. Runnells General Partner.
VERTICAL FUND II, L.P.
By: THE VERTICAL GROUP, L.P. General Partner
By:	/s/ JOHN E. RUNNELLS John E. Runnells General Partner.
/s/ STEPHEN D. BAKSA Stephen D. Baksa

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